SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 11-K

                            ------------------------

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


                            ------------------------


                SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN


                            ------------------------


                         SANTA FE ENERGY RESOURCES, INC.
                              1616 SOUTH VOSS ROAD
                              HOUSTON, TEXAS 77057

                                    1 of 20

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND EXHIBITS
------------------------------------------------------------------------------

                                                                         PAGE

(a)  Financial Statements:

     Report of Independent Accountants                                     1

     Statement of Net Assets Available for Plan Benefits With Fund
      Information at December 31, 1997                                     2

     Statement of Net Assets Available for Plan Benefits With Fund
      Information At December 31, 1996                                     3

     Statement of Changes in Net Assets Available for Plan Benefits
      With Fund Information for the Year Ended December 31, 1997           4

     Statement of Changes in Net Assets Available for Plan Benefits
      With Fund Information for the Year Ended December 31, 1996           5

     Notes to Financial Statements                                      6 - 12

(b)  Additional Information:

     Schedule 1
     Item 27a - Schedule of Assets Held for Investment Purposes
       at December 31, 1997                                               13

     Schedule 2
     Item 27d - Schedule of Reportable Transactions for the
       Year Ended December 31, 1997                                       14


* All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.


(c)   Exhibits:


     No. 23 - Consent of Independent Accountants                          20

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                     SANTA FE ENERGY RESOURCES
                                                       SAVINGS INVESTMENT PLAN



                                         By:
                                         ---------------------------------
                                            Mark A. Older
                                            Member - Employee Benefits Committee


Date:
     ----------------

                  REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Employee  Benefits Committee of
Santa Fe Energy Resources Savings Investment Plan

In our opinion, the accompanying statements of net assets available for plan benefits with fund information and the related statements of changes in net assets available for plan benefits with fund information present fairly, in all material respects, the net assets available for plan benefits of the Santa Fe Energy Resources Savings Investment Plan at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules 1 and 2 and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

Houston, Texas
June 24, 1998

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                     FUND INFORMATION
                            ------------------------------------------------------------------------------------------------
                                                                                 PUTNAM
                               STABLE          GROWTH &          TOTAL            S&P                           OVERSEAS
                                VALUE           INCOME          RETURN           INDEX          VOYAGER          GROWTH
                                FUND             FUND            FUND             FUND            FUND            FUND
Investments, at fair value:
   Mutual funds                $9,282,904      $ 2,474,759      $2,632,035       $5,620,618      $3,476,234     $ 1,158,800
   Santa Fe Energy common
     stock
   Loans to participants
                            --------------  ---------------  --------------  --------------- --------------- ---------------
      Total investments         9,282,904        2,474,759       2,632,035        5,620,618       3,476,234       1,158,800
                            --------------  ---------------  --------------  --------------- --------------- ---------------
Receivables:
   Employer contributions
                            --------------  ---------------  --------------  --------------- --------------- ---------------
      Total receivables
                            --------------  ---------------  --------------  --------------- --------------- ---------------

Net assets available for
  plan benefits                $9,282,904      $ 2,474,759      $2,632,035       $5,620,618      $3,476,234     $ 1,158,800
                            --------------  ---------------  --------------  --------------- --------------- ---------------


                                                          FUND INFORMATION
                            ----------------------------------------------------------------------
                                   NEW             COMPANY
                               OPPORTUNITIES        STOCK            LOAN
                                   FUND             FUND             FUND             TOTAL

Investments, at fair value:
   Mutual funds                  $ 3,061,832                                         $ 27,707,182
   Santa Fe Energy common                          $ 9,864,876                          9,864,876
     stock
   Loans to participants                                            $1,241,372          1,241,372
                              ---------------  ---------------- ---------------  -----------------
      Total investments            3,061,832         9,864,876       1,241,372         38,813,430
                              ---------------  ---------------- ---------------  -----------------
Receivables:
   Employer contributions                              338,322                            338,322
                              ---------------  ---------------- ---------------  -----------------
      Total receivables                                338,322                            338,322
                              ---------------  ---------------- ---------------  -----------------

Net assets available for
  plan benefits                  $ 3,061,832       $10,203,198      $1,241,372       $ 39,151,752
                              ---------------  ---------------- ---------------  -----------------

   The accompanying notes are an integral part of these financial statements.

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                    FUND INFORMATION
                            -----------------------------------------------------------------------------------------------
                                                                                 PUTNAM
                               STABLE          GROWTH &          TOTAL             S&P                           OVERSEAS
                                VALUE           INCOME          RETURN            INDEX          VOYAGER          GROWTH
                                FUND             FUND            FUND             FUND            FUND             FUND
Investments, at fair value:
   Mutual funds                $10,608,556      $1,869,183      $ 2,768,940      $5,111,351      $3,993,220      $ 1,366,681
   Santa Fe Energy common
     stock
   Loans to participants
                           ---------------- --------------- ----------------  --------------  --------------  ---------------
      Total investments         10,608,556       1,869,183        2,768,940       5,111,351       3,993,220        1,366,681
                           ---------------- --------------- ----------------  --------------  --------------  ---------------
Receivables:
   Employer contributions
                           ---------------- --------------- ----------------  --------------  --------------  ---------------
      Total receivables
                           ---------------- --------------- ----------------  --------------  --------------  ---------------

Net assets available for
  plan benefits                $10,608,556      $1,869,183      $ 2,768,940      $5,111,351      $3,993,220      $ 1,366,681
                           ---------------- --------------- ----------------  --------------  --------------  ---------------


                                                       FUND INFORMATION
                           ---------------------------------------------------------------------

                                   NEW            COMPANY
                               OPPORTUNITIES       STOCK            LOAN
                                  FUND              FUND            FUND             TOTAL

Investments, at fair value:
   Mutual funds                 $  3,957,474                                       $ 29,675,405
   Santa Fe Energy common
     stock                                         $8,480,736                         8,480,736
   Loans to participants                                           $1,767,837         1,767,837
                           ------------------  --------------- ---------------  ----------------
      Total investments            3,957,474        8,480,736       1,767,837        39,923,978
                           ------------------  --------------- ---------------  ----------------
Receivables:
   Employer contributions                             542,623                           542,623
                           ------------------  --------------- ---------------  ----------------
      Total receivables                               542,623                           542,623
                           ------------------  --------------- ---------------  ----------------

Net assets available for
  plan benefits                 $  3,957,474       $9,023,359      $1,767,837      $ 40,466,601
                           ------------------  --------------- ---------------  ----------------

   The accompanying notes are an integral part of these financial statements.

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                         -----------------------------------------------------------------
                                                                                                               PUTNAM
                                                             STABLE          GROWTH &          TOTAL            S&P
                                                             VALUE            INCOME          RETURN           INDEX
                                                              FUND             FUND            FUND             FUND
Additions to net assets
  attributed to:-
   Investment income:
    Interest and dividends                                  $   602,904      $   315,343      $  113,982
    Net unrealized appreciation (deprecia-
      tion) in value of investments                                                1,822         259,817       $1,044,577
    Net realized gain (loss) on sale of assets                                    52,430          61,624          158,420
   Contributions:
    Employer
    Employees                                                   292,574          288,934         162,111          362,820
                                                         ---------------  ---------------  --------------  ---------------
      Total additions                                           895,478          658,529         597,534        1,565,817
                                                         ---------------  ---------------  --------------  ---------------
Deductions to net assets attributed to:
   Trustee fees                                                      88               36              52               58
   Loan defaults
   Net distributions to participants                            900,639           32,179         102,323          118,359
   Distributions to the Monterey Resources
     Savings Investment Plan                                  2,495,757          831,029         745,681        1,364,633
                                                         ---------------  ---------------  --------------  ---------------
      Total deductions                                        3,396,484          863,244         848,056        1,483,050
                                                         ---------------  ---------------  --------------  ---------------
Net increase (decrease) prior to
  interfund transfers                                        (2,501,006)        (204,715)       (250,522)          82,767
Interfund transfers                                           1,175,354          810,291         113,617          426,500
Net assets available for plan benefits:
   Beginning of period                                       10,608,556        1,869,183       2,768,940        5,111,351
                                                         ---------------  ---------------  --------------  ---------------

   End of period                                            $ 9,282,904      $ 2,474,759      $2,632,035       $5,620,618
                                                         ---------------  ---------------  --------------  ---------------

                                                         -----------------------------------------------------------------
                                                                            OVERSEAS           NEW            COMPANY
                                                            VOYAGER          GROWTH        OPPORTUNITIES       STOCK
                                                              FUND            FUND            FUND             FUND
Additions to net assets
  attributed to:-
   Investment income:
    Interest and dividends                                   $  207,222      $   67,662      $   65,480
    Net unrealized appreciation (deprecia-
      tion) in value of investments                             469,612         129,335         840,207       $ 2,183,828
    Net realized gain (loss) on sale of assets                   60,310         (70,386)       (284,683)        1,400,647
   Contributions:
    Employer                                                                                                    1,431,867
    Employees                                                   436,534         203,106         610,097           490,496
                                                         --------------- ---------------  --------------  ----------------
      Total additions                                         1,173,678         329,717       1,231,101         5,506,838
                                                         --------------- ---------------  --------------  ----------------
Deductions to net assets attributed to:
   Trustee fees                                                      81              46             100               190
   Loan defaults
   Net distributions to participants                             84,232          16,041          65,283           303,454
   Distributions to the Monterey Resources
     Savings Investment Plan                                  1,432,170         673,334       1,831,155         1,657,366
                                                         --------------- ---------------  --------------  ----------------
      Total deductions                                        1,516,483         689,421       1,896,538         1,961,010
                                                         --------------- ---------------  --------------  ----------------
Net increase (decrease) prior to
  interfund transfers                                          (342,805)       (359,704)       (665,437)        3,545,828
Interfund transfers                                            (174,181)        151,823        (230,205)       (2,365,989)
Net assets available for plan benefits:
   Beginning of period                                        3,993,220       1,366,681       3,957,474         9,023,359
                                                         --------------- ---------------  --------------  ----------------

   End of period                                             $3,476,234      $1,158,800      $3,061,832       $10,203,198
                                                         --------------- ---------------  --------------  ----------------

                                                         --------------
                                                             LOAN
                                                             FUND             TOTAL
Additions to net assets
  attributed to:-
   Investment income:
    Interest and dividends                                  $  133,662       $ 1,506,255
    Net unrealized appreciation (deprecia-
      tion) in value of investments                                            4,929,198
    Net realized gain (loss) on sale of assets                                 1,378,362
   Contributions:
    Employer                                                                   1,431,867
    Employees                                                                  2,846,672
                                                         --------------  ----------------
      Total additions                                          133,662        12,092,354
                                                         --------------  ----------------
Deductions to net assets attributed to:
   Trustee fees                                                                      651
   Loan defaults                                                58,792            58,792
   Net distributions to participants                            33,696         1,656,206
   Distributions to the Monterey Resources
     Savings Investment Plan                                   660,429        11,691,554
                                                         --------------  ----------------
      Total deductions                                         752,917        13,407,203
                                                         --------------  ----------------
Net increase (decrease) prior to
  interfund transfers                                         (619,255)       (1,314,849)
Interfund transfers                                             92,790
Net assets available for plan benefits:
   Beginning of period                                       1,767,837        40,466,601
                                                         --------------  ----------------

   End of period                                            $1,241,372       $39,151,752
                                                         --------------  ----------------

  The accompanying notes are an integral part of these financial statements.

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1996
------------------------------------------------------------------------------

                                                               FUND INFORMATION
                                         ---------------------------------------------------------------------------------
                                              FIXED             S&P                           GROWTH          STABLE
                                             INTEREST          INDEX         WELLINGTON       EQUITY           VALUE
                                               FUND             FUND            FUND           FUND            FUND
Additions to net assets
  attributed to:-
   Investment income:
    Interest and dividends                   $    249,876      $    8,129      $   75,822     $   72,026      $   275,426
    Net unrealized apprecia-
      tion (depreciation) in
      value of investments
    Net realized gain (loss)
      on sale of assets                                           282,683          67,272        121,004
   Contributions:
    Employer
    Employees                                     199,811          95,691          64,172         66,914          392,118
    Transfers from other
      plans                                                                                                    14,193,812
                                         ----------------- --------------- ------------------------------ ----------------
      Total additions                             449,687         386,503         207,266        259,944       14,861,356
                                         ----------------- --------------- ------------------------------ ----------------
Deductions to net assets
  attributed to:
   Trustee fees                                    28,147                                                             171
   Loan defaults
   Net distributions to
     participants                                 355,425          73,796          15,394         22,541          479,646
   Transfers to successor
     trustee                                   14,187,886       5,437,932       2,645,143      2,305,488
                                         ----------------- --------------- ------------------------------ ----------------
      Total deductions                         14,571,458       5,511,728       2,660,537      2,328,029          479,817
                                         ----------------- --------------- ------------------------------ ----------------
Net increase (decrease)
  prior to interfund transfers                (14,121,771)     (5,125,225)     (2,453,271)    (2,068,085)      14,381,539
Interfund transfers                            (1,229,327)        462,294         436,828        453,147       (3,772,983)
Net assets available for
  plan benefits:
   Beginning of period                         15,351,098       4,662,931       2,016,443      1,614,938
                                         ----------------- --------------- ------------------------------ ----------------

   End of period                             $          -      $        -      $        -     $        -      $10,608,556
                                         ----------------- --------------- ------------------------------ ----------------

                                                                      FUND INFORMATION
                                ----------------------------------------------------------------------------------------------
                                                                   PUTNAM
                                  GROWTH &          TOTAL           S&P                          OVERSEAS           NEW
                                   INCOME          RETURN          INDEX          VOYAGER         GROWTH        OPPORTUNITIES
                                    FUND            FUND            FUND           FUND            FUND             FUND

Additions to net assets
  attributed to:-
   Investment income:
    Interest and dividends       $   143,748     $   76,147     $       806     $  251,637     $    18,578      $     30,161
    Net unrealized apprecia-
      tion (depreciation) in
      value of investments            30,930        138,536         667,353       (199,778)         79,004          (333,524)
    Net realized gain (loss)
      on sale of assets                 (938)        16,446         113,332         38,322           2,494           (35,396)
   Contributions:
    Employer
    Employees                        158,196        152,475         157,544        401,590         149,230           511,088
    Transfers from other
      plans                                       2,634,461       5,449,274      2,298,902
                                ------------- -------------- --------------- -------------- --------------- -----------------
      Total additions                331,936      3,018,065       6,388,309      2,790,673         249,306           172,329
                                ------------- -------------- --------------- -------------- --------------- -----------------
Deductions to net assets
  attributed to:
   Trustee fees                           37            152             125            173              22               198
   Loan defaults
   Net distributions to
     participants                        896         28,136         140,538         36,945           6,070             4,213
   Transfers to successor
     trustee
                                ------------- -------------- --------------- -------------- --------------- -----------------
      Total deductions                   933         28,288         140,663         37,118           6,092             4,411
                                ------------- -------------- --------------- -------------- --------------- -----------------
Net increase (decrease)
  prior to interfund transfers       331,003      2,989,777       6,247,646      2,753,555         243,214           167,918
Interfund transfers                1,538,180       (220,837)     (1,136,295)     1,239,665       1,123,467         3,789,556
Net assets available for
  plan benefits:
   Beginning of period
                                ------------- -------------- --------------- -------------- --------------- -----------------

   End of period                 $ 1,869,183     $2,768,940     $ 5,111,351     $3,993,220     $ 1,366,681      $  3,957,474
                                ------------- -------------- --------------- -------------- --------------- -----------------

                                                  FUND INFORMATION
                                         -------------------------------
                                             COMPANY
                                              STOCK           LOAN
                                               FUND           FUND           TOTAL

Additions to net assets
  attributed to:-
   Investment income:
    Interest and dividends                    $    1,124     $  133,180     $ 1,336,660
    Net unrealized apprecia-
      tion (depreciation) in
      value of investments                     2,094,088                      2,476,609
    Net realized gain (loss)
      on sale of assets                          862,814                      1,468,033
   Contributions:
    Employer                                   1,631,631                      1,631,631
    Employees                                    210,663                      2,559,492
    Transfers from other
      plans                                                                  24,576,449
                                          ----------------------------------------------
      Total additions                          4,800,320        133,180      34,048,874
                                          ----------------------------------------------
Deductions to net assets
  attributed to:
   Trustee fees                                      196                         29,221
   Loan defaults                                                  6,758           6,758
   Net distributions to
     participants                                115,135                      1,278,735
   Transfers to successor
     trustee                                                                 24,576,449
                                          ----------------------------------------------
      Total deductions                           115,331          6,758      25,891,163
                                          ----------------------------------------------
Net increase (decrease)
  prior to interfund transfers                 4,684,989        126,422       8,157,711
Interfund transfers                           (2,896,464)       212,769
Net assets available for
  plan benefits:
   Beginning of period                         7,234,834      1,428,646      32,308,890
                                          ----------------------------------------------

   End of period                              $9,023,359     $1,767,837     $40,466,601
                                          ----------------------------------------------

  The accompanying notes are an integral part of these financial statements.

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Santa Fe Energy Resources Savings Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions, as the document is controlling at all times.

      GENERAL
      The Plan is a defined contribution plan for employees of Santa Fe Energy Resources, Inc. (SFER or the Company) and is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

      ADMINISTRATION OF THE PLAN
      The Plan is administered by the Employee Benefits Committee appointed by the Board of Directors of the Company. Texas Commerce Bank acted as trustee on behalf of the Plan and Hewitt Associates provided recordkeeping services to the Plan through March 31, 1996. Effective April 1, 1996, Putnam Fiduciary Trust Company was appointed trustee and recordkeeper of the Plan, and all plan assets were transferred to the new trustee's custody.

      ELIGIBILITY
      Substantially all salaried full-time employees of the Company are eligible to participate in the Plan on the first day of the month following their date of hire. Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating investment allocations for such deductions. At December 31, 1997, there were 358 participants in the Plan.

      CONTRIBUTIONS
      Participants may elect to contribute from 1% to 12% of their annual base pay. Tax-deferred contributions to the Plan by individual employees were limited to $10,000 and $9,500 in 1997 and 1996, respectively. This limitation is adjusted annually to reflect cost-of-living adjustments. Further, the Internal Revenue Code (the Code) limits the total amount of contributions and forfeitures to the Plan (and all other defined contribution plans of the Company) to the lesser of 25% of total annual compensation or $30,000 per participant. The Plan is also subject to the "top-heavy" rules of the Code and regulations promulgated thereunder. These rules generally provide that for any Plan year in which the Plan is "top-heavy," certain additional restrictions apply to contributions made on behalf of key employees. There were no such restrictions on the Plan due to "top-heavy" provisions during 1997 or 1996.

      The Company matches employee contributions for an amount up to 4% of each participant's base salary (the Regular Matching Contribution). In addition, if at the end of each fiscal year the Company's financial performance for such year has met or exceeded certain predetermined criteria, each participant will receive an additional matching contribution (the Performance Matching Contribution) up to 50% of the Regular Matching Contribution. For the years ended December 31, 1997 and 1996, the Company made Performance Matching Contributions of $338,322 and $542,623, respectively. The Performance Matching Contribution amounts for 1997 and 1996 are accrued as a receivable from employer in the statement of net assets available for plan benefits at December 31, 1997 and 1996, respectively. Both the Regular and Performance Matching Contributions are entirely in the form of Company stock and are held in the Company Stock Fund.

      A participant who receives a qualifying distribution from a former employer's retirement or savings plan may contribute the distribution to the Plan, provided that such contribution qualifies as a "rollover" contribution in accordance with Section 402 of the Code or is made by a direct trust-to-trust transfer.

      PARTICIPANT ACCOUNTS
      Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings of each fund in which the participant has invested and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined.

      VESTING
      Participants are 100% vested at all times with respect to their contributions and rollover accounts. Participants' employer contributions accounts vest at a rate of 20% per year for each full year of service and become 100% vested after five full years of service, or in the case of death, total disability, attainment of normal retirement age or in certain other circumstances.

      INVESTMENTS
      Participants can direct all contributions made on their behalf into one or all of the Plan's investment funds. The Plan's investment options changed effective April 1, 1996 in connection with the appointment of Putnam Fiduciary Trust Company as the Plan's trustee and recordkeeper. Contribution rates may be changed at any time.

      For the period January 1 to March 31, 1996, the five investment funds of the Plan were as follows:

      o FUND 1 - the "Fixed Interest Fund" invested on a fixed-income basis, primarily in investment contracts issued by insurance companies and a bank company collective trust fund that invested primarily in money market instruments. Such investments generally provided for a guarantee of the principal amount of the fund and a guaranteed fixed interest rate, which rate was subject to modification from time to time.

      o FUND 2 - the "S&P Index Fund" invested in an undivided interest in the Wells Fargo Equity Index Fund managed by Wells Fargo Institutional Trust Company. This bank collective trust fund consisted of investments that attempted to mirror the performance of the Standard & Poor's 500 Stock Composite Index.

      o FUND 3 - The "Wellington Fund" invested in the Vanguard Wellington Fund which invested in a diversified and balanced mix of bonds and common stocks, with the objectives of principal preservation and achievement of reasonable income and capital appreciation without significant risk. This fund was managed by the Vanguard Group of Investment Companies (Vanguard).

      o   FUND 4 - The "Growth Equity Fund" invested in the Vanguard World Fund
         - Growth Portfolio which invested primarily in common stocks with the objective of long-term capital appreciation. This fund was managed by Vanguard.

      o FUND 5 - the "Company Stock Fund" invested in the common stock of the Company. Dividends and other distributions or amounts received in respect of Company stock were reinvested in additional shares, and each participant's account was credited with a proportionate number of the incremental shares.

      Notwithstanding the foregoing, the trustee could invest a portion of any of the above funds in cash or short-term cash equivalents, subject to liquidity needs.

      Effective April 1, 1996 and continuing through December 31, 1997, the eight investment funds of the Plan were as follows:

      o FUND 1 - the "Stable Value Fund" invests primarily in a collective investment trust consisting of high-quality annuity investment contracts issued by insurance companies or banks to preserve capital and maintain a consistent yield of current income. As of December 31, 1996, the fund also maintains investments in two previously negotiated guaranteed investment contracts issued by an insurance company that were transferred to the fund from the Plan's previous trustee. For liquidity purposes, a portion of the fund's assets are invested in high-quality money market instruments. The fund is managed by Putnam Investments, Inc.

      o FUND 2 - the "Growth and Income Fund" invests primarily in the stock of large, well-established corporations in a variety of industries with an above-average history of dividend payments, with the goal of obtaining long-term capital appreciation while also providing current income. The fund is managed by Putnam Investments, Inc.

      o FUND 3 - the "Total Return Fund" invests in a combination of (a) large corporation stocks that are historically strong performers and (b) high-quality fixed-income securities, with the objective of achieving a high total return, long-term capital appreciation and current income. The fund is managed by Invesco Funds Group, Inc.

      o FUND 4 - the "Putnam S&P Index Fund" invests in the common stock of the 500 industrial, utility, financial and transportation companies that comprise Standard & Poor's 500 Stock Composite Index in an attempt to mirror the performance of such index. The fund is managed by Putnam Investments, Inc.

      o FUND 5 - the "Voyager Fund" invests primarily in the common stock of smaller, growth-oriented companies and larger, well-established corporations that the fund manager believes offer above-average growth potential. The fund's investment objective is rapid capital appreciation. The fund is managed by Putnam Investments, Inc.

      o FUND 6 - the "Overseas Growth Fund" invests in stock of companies located outside of North America that offer above-average growth potential, with an overall objective of long-term capital appreciation. The fund is managed by Putnam Investments, Inc.

      o FUND 7 - the "New Opportunities Fund" invests primarily in the common stock of companies within certain emerging industry groups as identified by the fund manager as having above-average potential for growth with an overall objective of achieving long-term capital appreciation. The fund is managed by Putnam Investments, Inc.

      o FUND 8 - the "Company Stock Fund" invests in the common stock of the Company. Dividends and other distributions or amounts received in respect of Company stock are reinvested in additional shares, and each participant's account is credited with a proportionate number of the incremental shares.

      LOANS
      Loans may be made pursuant to the Plan. With respect to Plan loans, the provisions of the Plan (1) provide for the securing of loans by, among other things, the value of the participant's vested account balance, (2) provide a reasonable rate of interest, (3) set forth the maximum loan term, (4) establish any minimum and maximum loan amounts and (5) provide a fixed repayment schedule. Two loans per employee may be outstanding at one time, and a third loan will not be permitted until one of the prior loans has been paid in full.

      During 1997, $897,051 of new loans were issued to participants and $804,058 of principal payments were received from participants. At December 31, 1997, the interest rate charged on loans from the Plan ranged from 6.62% to 12.5% depending upon the length and terms of the loan.

      WITHDRAWALS, TRANSFERS AND FORFEITURES
      In the event of a participant's death, 100% of the participant's account balance is paid to designated beneficiaries. In the event of termination of employment, participants receive a distribution equal to the vested value of their account as of the valuation date on or following their termination of employment or normal retirement date. As allowed by the Code, the Plan also provides for hardship withdrawals under certain circumstances. Distributions may be made in a lump-sum payment or through monthly instalments for a specified period, or in the case of accounts invested in the Company Stock Fund, may be paid all in stock or part in stock and part in cash.

      Forfeitures of unvested employer contributions are applied against future employer contributions. Such forfeitures were $31,129 and $12,880 for the years ended December 31, 1997 and 1996, respectively.

      AMENDMENT AND TERMINATION
      The Board of Directors of the Company may, at any time, amend, discontinue contributions or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      METHOD OF ACCOUNTING
      Financial statements of the Plan are prepared on the accrual basis of accounting and include all adjustments necessary to present fairly the financial statements of the Plan in accordance with generally accepted accounting principles.

      VALUATION OF INVESTMENTS
      Investments in the Fixed Interest Fund are valued at contract or fair market value. Valuation of investments in common stock and shares in registered investment company funds is based upon published quotations for the last business day of the Plan year. The valuation of the investment in the S&P Index Fund is based upon its closing sales price reported for the last business day of the year. Loans are valued at cost which approximates fair market value.

      CONTRIBUTIONS
      Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the comparable period.

      INCOME RECOGNITION
      Investment income for dividends and interest is recorded on the accrual basis, with dividends accrued on the ex-dividend date.

      BENEFITS
      Benefit claims are accrued when they have been processed and approved for payment by the Plan. Claims processed and approved, but unpaid as of the Plan's fiscal year end, are not shown as liabilities on the statement of net assets available for plan benefits but are reflected as liabilities on the Plan's Form 5500.

      EXPENSES
      Plan administrative expenses are borne by the Company, except for loan origination and maintenance fees related to Plan loans which are paid by the participant.

      USE OF ESTIMATES
      The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities and the periods in which certain items of revenue and expense are included. Actual results may differ from such estimates.

3.    TAX STATUS OF THE PLAN

      The Internal Revenue Service has issued a favorable letter of determination with respect to the tax status of the Plan dated November 19, 1997. Although the Plan has been subsequently amended, management believes that such amendments do not require an updated determination letter, as the Plan design and operations are in compliance with the applicable requirements of the Internal Revenue Code (Code).
      Therefore, the related trust is exempt from federal income tax under Code
      Section 501(a).

4.    NET REALIZED GAIN (LOSS) ON INVESTMENTS

      The net realized gain (loss) on the Plan's fund investments represents sales of fund shares, or SFER common stock, the proceeds of which have been distributed to participants or transferred to other funds. In accordance with ERISA guidelines, realized gains (losses) are calculated as sales proceeds less current value at the beginning of the year or acquisition cost if acquired during the year. Under certain circumstances, the cost basis of the common stock for tax purposes may differ from the cost basis for financial reporting purposes.

      Net realized gains (losses) for the year ended December 31, 1997 were as follows:

                                                                    ERISA
                                                    ERISA          REALIZED
                                   PROCEEDS         COST          GAIN (LOSS)

       Growth & Income Fund         $   484,988    $   432,558     $   52,430
       Total Return Fund                525,851        464,227         61,624
       Putnam S&P Index Fund            948,128        789,708        158,420
       Voyager Fund                     814,395        754,085         60,310
       Overseas Growth Fund             259,266        329,652        (70,386)
       New Opportunities Fund         1,189,086      1,473,769       (284,683)
       Company Stock Fund             7,483,241      6,082,594      1,400,647
                                  --------------  ------------- --------------

                                    $11,704,955    $10,326,593     $1,378,362
                                  --------------  ------------- --------------


      Net realized gains (losses) for the year ended December 31, 1996 were as follows:

                                                                ERISA
                                                    ERISA      REALIZED
                                     PROCEEDS        COST     GAIN (LOSS)

       S&P Index Fund              $10,376,187   $10,093,504   $  282,683
       Wellington Fund               5,650,414     5,583,142       67,272
       Growth Equity Fund            5,936,188     5,815,184      121,004
       Growth & Income Fund            109,561       110,499         (938)
       Total Return Fund             1,344,935     1,328,489       16,446
       Putnam S&P Index Fund         2,275,162     2,161,830      113,332
       Voyager Fund                    839,784       801,462       38,322
       Overseas Growth Fund             92,307        89,813        2,494
       New Opportunities Fund          445,448       480,844      (35,396)
       Company Stock Fund            4,108,895     3,246,081      862,814
                                  ------------- ------------- ------------

                                   $31,178,881   $29,710,848   $1,468,033
                                  ------------- ------------- ------------

5.    MONTEREY RESOURCES, INC. COMMON STOCK DISTRIBUTION

      On July 25, 1997, the Company distributed pro rata to its common shareholders all of the shares of Monterey Resources, Inc. (Monterey) common stock that it owned at a rate of .44 common shares of Monterey for each common share of Santa Fe.

      Effective October 31, 1997, all Monterey shares were automatically sold by the Trustee and reinvested in the Putnam Stable Value Fund, unless otherwise directed by the participant.

      In conjunction with the Company's spin-off of Monterey, qualifying distributions to Monterey employees totaling $11,691,554 were made by a trust-to-trust transfer to the Monterey Resources Savings Investment Plan.

6.    PLAN AMENDMENTS

      Effective April 1, 1996, the Plan was amended to change the available investment fund options as outlined in Note 1 and to provide for daily valuation.

                               ADDITIONAL INFORMATION

                                                                    SCHEDULE 1
SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
------------------------------------------------------------------------------

  (A)                                                     (C)                                                      (E)
PARTY-IN-               (B)                           DESCRIPTION                 NUMBER          (D)            CURRENT
INTEREST               ISSUER                        OF INVESTMENT              OF SHARES         COST            VALUE
   *       Putnam Investments, Inc.     Company Stock Fund                         876,878    $ 6,338,836     $ 9,864,876

           Invesco Funds Group, Inc.    Total Return Fund                           90,479      2,188,233       2,632,035
   *       Putnam Investments, Inc.     Growth & Income Fund                       126,651      2,428,605       2,474,759
   *       Putnam Investments, Inc.     Voyager Fund                               182,479      3,170,517       3,476,234
   *       Putnam Investments, Inc.     Stable Value Fund                        9,282,904      9,278,552       9,282,904
   *       Putnam Investments, Inc.     New Opportunities Fund                      62,936      2,803,522       3,061,832
   *       Putnam Investments, Inc.     Overseas Growth Fund                        69,514      1,053,809       1,158,800
   *       Putnam Investments, Inc.     S&P Index Fund                             249,030      3,914,834       5,620,618
           Participant loans            Range of maturities -
                                          March 31, 1998 - February 25, 2013                    1,241,372       1,241,372
                                                                                             -------------   -------------
                                                                                              $32,418,280     $38,813,430
                                                                                             -------------   -------------

*  Invested with a party-in-interest to the Plan as defined by ERISA.

                                                                    SCHEDULE 2
SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997
------------------------------------------------------------------------------

                                                                        (C)            (D)
                                                                     PURCHASE        SELLING
                                                                       PRICE          PRICE                          (H)
                                                                     (CURRENT       (CURRENT                       CURRENT
                                                 NUMBER OF           VALUE AT       VALUE AT                       VALUE ON
                                             ------------------     TRANSACTION    TRANSACTION        (G)        TRANSACTION
                                             PURCHASES    SALES       DATE)           DATE)           COST           DATE
Putnam Invest-    SFER Company Stock Fund                  158                    $ 2,330,748    $ 1,746,244
  ments, Inc.                                    192              $ 3,204,513                                   $ 3,204,513
Putnam Invest-    Growth & Income A Fund                    62                        484,988        445,962
  ments, Inc.                                    127                1,867,342                                     1,867,342
Putnam Invest-    Voyager Fund                             122                        814,295        789,869
  ments, Inc.                                    108                1,199,612                                     1,199,612
Putnam Invest-    Stable Value Fund                        143                      4,388,036      4,388,036
  ments, Inc.                                    175                5,558,051                                     5,558,051
Putnam Invest-    New Opportunities Fund                   128                      1,189,086      1,225,396
  ments, Inc.                                    119                1,569,029                                     1,569,029
Putnam Invest-    S&P 500 Index Fund                        77                        948,128        783,562
  ments, Inc.                                    124                1,619,032                                     1,619,032
Invesco Funds     Total Return Fund                         54                        549,293        495,461
  Group Inc.                                      63                  767,580                                       767,580

                                                                       (I)
                                                 NUMBER OF             NET
                                             ------------------      REALIZED
                                             PURCHASES    SALES    GAIN (LOSS)

Putnam Invest-    SFER Company Stock Fund                  158    $   584,504
  ments, Inc.                                    192
Putnam Invest-    Growth & Income A Fund                    62         39,026
  ments, Inc.                                    127
Putnam Invest-    Voyager Fund                             122         24,426
  ments, Inc.                                    108
Putnam Invest-    Stable Value Fund                        143
  ments, Inc.                                    175
Putnam Invest-    New Opportunities Fund                   128        (36,310)
  ments, Inc.                                    119
Putnam Invest-    S&P 500 Index Fund                        77        164,566
  ments, Inc.                                    124
Invesco Funds     Total Return Fund                         54         53,832
  Group Inc.                                      63

Columns (e) and (f) have been omitted because they are not applicable.

                                INDEX TO EXHIBITS


EXHIBIT NO.                                                                PAGE

23.   Consent of Independent Accountants                                    20

                                      -19-